

September 1, 2011

Via Facsimile
Mr. Pu Yue
Chief Executive Officer
China Cablecom Holdings, Ltd.
Suite 4612, Tower 1
Plaza 66
No.1266 Nanjing West Road
Shanghai, 200040
People's Republic of China

> **Re: China Cablecom Holdings, Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed July 28, 2011**
> **File No. 001-34136**

Dear Mr. Pu Yue:

We have reviewed your supplemental response letter dated August 21, 2011 as well as your filing. Except where indicated, please amend your filing in response to our comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 15.Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 59

1. If you were to restate previously issued financial statements to correct a material misstatement, management must consider whether its original disclosures related to the effectiveness of disclosure controls and procedures are still appropriate and should modify or supplement its original disclosure to include any other material information that is necessary for such disclosures not to be misleading in light of the restatement. Please revise or advise.

Notes to Consolidated Financial Statements

Note 3. Recent Changes in Accounting Standards, page F-19

2. We note your response to comment one of our letter dated August 4, 2011. As we previously stated, upon adoption of ASU 2009-17 in order to consolidate you must have the power to direct the activities of the VIEs that most significantly impact the VIEs economic performance. The rights you have ascribed to the company are protective in nature and do not provide JYNT a controlling financial interest in either Hubei Chutian or Binzhou Broadcasting. Please restate your financial statements to deconsolidate Hubei Chutian and Binzhou Broadcasting, following the transition guidance found in ASC 810-10-65-2 regarding deconsolidation, or advise us.

3. In regards to any deconsolidation, please note that for any unconsolidated subsidiary or 50%-or-less-owned entity that is deemed significant, you are required to provide audited financial statements for that entity. See Rule 3-09 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at (202) 551-3310 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director